Walter Larsen

Experience

Odyssey Science, Inc. *Vice President, General Manager*

June 2020 - Present

Swansea, MA

Walter Larsen Photography, *Business Owner*

Sept 2016 – Present

Cave Creek, Arizona

Casella Waste Systems, *General Manager*

1990 - 2014

Auburn, MA

Education

United States Navy

1984 - 1988